EXHIBIT 99.1

Osisko Development Intercepts 57.29 g/t Gold Over 3.05 Meters, 625.95 g/t Gold Over 0.5 Meters and 15.26 g/t Gold Over 4.4 Meters in Lowhee Infill Drilling at Cariboo Gold Project

MONTREAL, Sept. 08, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce results from its infill and exploration diamond drill, and development sampling campaigns in the Lowhee Zone within the Company's permitted, 100%-owned Cariboo Gold Project ("Cariboo" or the "Project"), located in central British Columbia ("B.C."), Canada. The program to date has consisted of approximately 6,471 meters ("m") of underground infill drilling and approximately 398 m of chip and rock saw channel sampling.

Chris Lodder, President, stated, "The recent underground infill drilling at Lowhee Zone was conducted to analyze how grade holds up under tighter drilling and to investigate optimal drill hole spacing for future mining. We're highly encouraged that underground exploration drilling in the Lowhee Zone and across the deposit completed to date continues to indicate that veins remain open at depth, highlighting the strong potential for future resource expansion through additional exploration programs leveraging existing underground infrastructure. A comprehensive 13,000-meter infill drill program is already underway, designed to deliver important data for local resource modeling, mine planning, and optimization of production stope design. We anticipate providing regular progress updates on this program in the coming months."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from sixty-eight (68) underground infill and exploration diamond drill ("DD") holes totaling approximately 6,471 m completed from November 2024 through early August 2025 (see Table 1) and for which assays were received by a cut off date of August 16, 2025. Select fire and photon assay highlights include:

  625.95 grams per tonne ("g/t") gold ("Au") over 0.5 m in hole BMU-25-040
  57.29 g/t Au over 3.05 m in hole BMU-25-032, including:
    238.20 g/t Au over 0.5 m
    52.57 g/t Au over 0.6 m
      23.77 g/t Au over 1.0 m
  15.26 g/t Au over 4.4 m in hole BMU-25-004, including:
    83.40 g/t au over 0.5 m
    46.80 g/t Au over 0.5 m
  26.23 g/t Au over 2.4 m in hole BMU-25-025 including:
    55.96 g/t Au over 0.8 m
    29.45 g/t Au over 0.55 m
      3.39 g/t Au over 0.5 m
  55.74 g/t Au over 1.0 m in hole BMU-25-034, including:
    57.15 g/t Au over 0.5 m
      54.34 g/t Au over 0.5 m
  8.37 g/t Au over 5.9 m in hole BMU-25-014, including:
    50.24 g/t Au over 0.5 m
    15.97 g/t Au over 0.5 m
    10.02 g/t Au over 0.55 m
    6.88 g/t Au over 0.5 m
    6.41 g/t Au over 0.5 m
      5.74 g/t Au over 0.5 m
  7.06 g/t Au over 6.4 m in hole BMU-25-026, including:
    75.61 g/t Au over 0.5 m
      8.53 g/t Au over 0.5 m
  12.44 g/t Au over 3.45 m in hole BMU-25-017, including:
    79.17 g/t Au over 0.5 m
      4.93 g/t Au over 0.5 m
  7.23 g/t Au over 5.75 m in hole BMU-25-019, including:
    61.18 g/t Au over 0.5 m
    13.32 g/t Au over 0.5 m
      3.31 g/t Au over 0.5 m
  28.55 g/t Au over 1.45 m in hole BMU-25-045, including:
    80.20 g/t Au over 0.5 m

True widths are estimated to be between 50% and 90% of reported core length intervals. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays. Complete assay highlights are presented in Table 1 and drill hole locations and orientations are listed in Table 3.

Figure 1: Cariboo Gold Project deposit map with Location of Lowhee Zone and Cow Portal underground access.

OSISKO
DEVELOPMENT
Mosquito Creek Zone
ISLAND MOUNTAIN
Shaft Zone
Wells
Valley Zone
Cow Mountain Zone
Cow Portal
Jack of Clubs Lake
Lowhee Zone
COW MOUNTAIN
Fig. 2
BARKERVILLE MOUNTAIN
KL Zone
Bonanza Ledge and BC Vein
Deposit Zones
Cariboo Gold Project, Wells, BC
0
1
2
Kilometers
Cariboo Gold Project
Vancouver
Barkerville
N

Figure 2: Lowhee Zone select underground drilling highlights.

Au > 3.0 g/t
Development
Modeled Vein Corridors 1260 m.a.s.l.
Lowhee Fault 1260 m.a.s.l.
Cariboo Gold Surface Geology
Fault
Shear Zone
Lithology
Undifferentiated Quartz Veins
Fault Breccia
Major Shear Zone
Limestone
Calcareous Mafic Volcaniclastic
Undifferentiated
Calcareous Siltstone
Calcareous Sandstone
Conglomerate
Sericitic Sandstone
Siltstone
Sandstone
Carbonaceous Siltstone
BMU-25-045:
28.55 g/t Au over 1.45 m
including 80.20 g/t Au over 0.5 m
BMU-25-032:
57.29 g/t Au over 3.05 m
including 238.20 g/t Au over 0.5 m
and 52.57 g/t Au over 0.6 m
and 23.77 g/t Au over 1.0 m
BMU-25-034:
55.74 g/t Au over 1.0 m
including 57.15 g/t Au over 0.5 m
and 54.34 g/t Au over 0.5 m
BMU-25-040:
625.95 g/t Au over 0.5 m
BMU-25-025:
26.23 g/t Au over 2.4 m
including 55.96 g/t Au over 0.8 m
and 29.45 g/t Au over 0.55 m
and 3.39 g/t Au over 0.5 m
BMU-25-019:
7.23 g/t Au over 5.75 m
including 61.18 g/t Au over 0.5 m
and 13.32 g/t Au over 0.5 m
and 3.31 g/t Au over 0.5 m
Lowhee Fault
BMU-25-026:
7.06 g/t Au over 6.4 m
including 75.61 g/t Au over 0.5 m
and 4.93 g/t Au over 0.5 m
BMU-25-004:
15.26 g/t Au over 4.4 m
including 83.40 g/t Au over 0.5 m
and 46.80 g/t Au over 0.5 m
BMU-25-014:
8.73 g/t Au over 5.9 m
including 50.24 g/t Au over 0.5 m
and 15.97 g/t Au over 0.5 m
and 10.02 g/t Au over 0.55 m
and 6.88 g/t Au over 0.5 m
and 6.41 g/t Au over 0.5 m
and 5.74 g/t Au over 0.5 m
BMU-25-017:
12.44 g/t Au over 3.45 m
including 79.17 g/t Au over 0.5 m
and 4.93 g/t Au over 0.5 m
OSISKO DEVELOPMENT

INFILL AND EXPLORATION PROGRAM SUMMARY

  14 NQ (47.6-millimeter diameter) diamond drill holes (BMU-25-008 to 021) with depth ranging from 42 to 48 m focused on infilling a 25 m long section of planned ore drive.
  4 NQ diamond drill holes (BMU-25-001, 003, 004, 007) with an average depth of 290 m were drilled to explore zones adjacent to the existing Lowhee Zone mineral resources.
  22 NQ diamond drill holes (BMU-25-032 to 053) with an average depth of 90 m conducting systematic grid infill on a set of mineral reserve blocks, mineral inferred resources, and non-DSO resources.
  8 NQ diamond drill holes (BMU-24-001 to 008) with an average depth of 118 m were drilled infilling areas within existing mineral reserves and resources.

NEXT STEPS

  A 13,000-meter systematic grid infill program is underway within the Lowhee Zone targeting mineral reserve blocks, inferred mineral resources, and non-DSO resources in an approximate 100 m swath transecting approximately the full width of the Lowhee Zone (Figure 3). Drilling at 10 m centers from new development at the 1,260 elevation level, the program is expected to provide a comprehensive data set that will inform resource modeling, mine planning, production stope design procedures and parameters, and the appropriate grid spacing for future infill drilling. Additional systematic grid infill drill programs are planned in step with future underground development progress into other areas of the deposit.
  Structural modelling suggests that the sandstone rock package, the primary host rock for the Cariboo deposit, remains open well beyond depths tested to date. Positive results from deeper drilling across the deposit highlight strong potential for extensions at depth, below the currently defined mineral reserves and resources (Figure 4).

Figure 3: Location of the ongoing 13,000-meter infill drilling campaign.

OSISKO
DEVELOPMENT
Cow Portal
Cow Mountain
Lowhee Fault 1260 masl
Lowhee Splay
Lowhee
Underground Development
Planned
Complete
Vein Corridors
Reserves
N
300 m
Resources
Reserves
L1260 Drill Gallery
Lowhee Fault 1260 masl
50 m

Figure 4: Northeast facing long section of the Cow Mountain and Lowhee Zone deposit areas with select three-meter composite highlights illustrating exploration potential at depth and along strike to the southeast.

UNDERGROUND CHIP/CHANNEL SAMPLING HIGHLIGHTS

This news release contains assays from eighty-nine (89) underground face and wall rock chip and rock saw channels ("CH") totaling approximately 398 m completed in ore and access development from October 2024 through July 2025 (see Table 2) and for which assays were received by a cut off date of July 31, 2025. Select fire and photon assay highlights include:

  22.01 g/t Au over 3.8 m in chip channel UGCH00189, including:
    104.37 g/t Au over 0.8 m
  12.23 g/t Au over 4.6 m in chip channel UGCH00183, including:
    69.95 g/t Au over 0.8 m
  6.25 g/t Au over 4.2 m in rock saw channel UGCH00236, including:
    12.64 g/t Au over 1.0 m
      13.62 g/t Au over 0.9 m
  5.81 g/t Au over 4.2 m in face chip channel UGCH00193, including:
    20.66 g/t Au over 1.1 m
  3.32 g/t Au over 6.5 m in face chip channel UGCH00213, including:
    13.52 g/t Au over 1.0 m
      7.77 g/t Au over 1.0 m
  4.82 g/t Au over 4.2 m in rock saw channel UGCH00246, including:
    25.22 g/t Au over 0.8 m
  4.22 g/t Au over 4.2 m in rock saw channel UGCH00245, including:
    7.51 g/t Au over 1.2 m
      4.86 g/t Au over 1.5 m
  3.61 g/t Au over 4.4 m in chip channel UGCH00176, including:
    22.20 g/t Au over 0.7 m
  3.02 g/t Au over 5.2 m in chip channel UGCH00210, including:
    9.87 g/t Au over 1.0 m
      3.13 g/t Au over 1.2 m
  4.14 g/t Au over 3.7 m in rock saw channel UGCH00243, including:
    7.65 g/t Au over 1.0 m
      6.07 g/t Au over 1.2 m

True widths are estimated to be between 85% and 100% of reported sample intervals for all face sampling in ore drives and wall sampling in crosscuts. Wall samples in ore drives (along the vein) are excluded from the above list and indicated as select (Table 4). Top cuts have not been applied to high grade assays. Complete assay highlights are presented in Table 2 and sample locations are listed in Table 4.

Figure 5: Lowhee Zone face and wall rock chip and rock saw channel samples with select assay highlights.

Table 1: Length weighted assay composites and individual samples>=3.0 g/t for Lowhee Zone underground diamond drillholes completed November 2024 – August 16, 2025.

Drillhole ID		From (m)	To (m)	Length (m)	Au (g/t)
BMU-24-001		77.8	78.3	0.5	6.28
		83.4	85.25	1.85	9.64
	Including	84.25	84.75	0.5	33.54
		92.5	93	0.5	3.25
		102	105	3	7.89
	Including	103.9	104.5	0.6	25.93
	and	104.5	105	0.5	15.25
BMU-24-002		92.2	92.9	0.7	5.09
		98	98.5	0.5	22.89
BMU-24-003		83	83.5	0.5	36.82
BMU-24-004		92.9	98	5.1	3.60
	Including	92.9	93.4	0.5	6.10
	and	95.6	96.1	0.5	24.06
BMU-24-005		117	117.5	1	4.28
		123.75	124.25	0.5	17.85
BMU-24-006		80.4	82	1.6	3.72
	Including	81	82	1	5.39
BMU-24-007		15.6	17.5	1.9	4.04
	Including	17	17.5	0.5	12.51
		34.9	35.5	0.6	3.81
		39.2	39.7	0.5	17.30
		47.8	48.3	0.5	6.92
		87	87.55	0.55	3.05
		94.1	94.6	0.5	19.34
		100.5	104.05	3.55	3.40
	Including	100.5	101.4	0.9	7.53
	and	102	102.5	0.5	3.16
	and	103.4	104.05	0.65	3.94
		106.9	107.7	0.8	3.70
		111.45	113.2	1.75	12.18
	Including	111.45	111.95	0.5	23.82
	and	111.95	112.65	0.7	12.03
BMU-24-008		20.75	22	1.25	3.70
	Including	20.75	21.25	0.5	8.48
		53.5	55.25	1.75	3.76
	Including	53.5	54.05	0.55	10.15
		100.55	101.6	1.05	25.19
		104.6	105.1	0.5	23.47
		109.4	112.5	3.1	3.85
	Including	109.9	110.5	0.6	6.62
	and	112	112.5	0.5	12.14
		118.8	119.4	0.6	5.59
BMU-25-001		130.5	133.65	3.15	7.29
	Including	132.5	133.65	1.15	18.45
BMU-25-002	No significant assays
BMU-25-003		273	273.5	0.5	7.64
BMU-25-004		15	15.5	0.5	3.22
		24.75	25.3	0.55	3.87
		46.2	47.25	1.05	4.09
	Including	46.75	47.25	0.5	7.89
		64.75	67.45	2.7	5.51
	Including	64.75	65.25	0.5	19.35
	and	66.85	67.45	0.6	8.53
		84.45	85.35	0.9	17.90
		95.5	96.5	1	10.94
	Including	96	96.5	0.5	21.10
		116.5	120.2	3.7	8.00
	Including	118	118.6	0.6	6.82
	and	119.6	120.2	0.6	40.80
		125.3	126	0.7	18.05
		139.1	141.8	2.7	3.51
	Including	139.6	140.15	0.55	3.44
	and	141.25	141.8	0.55	11.85
		144	148.4	4.4	15.26
	Including	144	144.5	0.5	83.40
	and	147.9	148.4	0.5	46.80
		152.9	153.6	0.7	7.71
		158.45	159	0.55	7.81
		183.25	183.85	0.6	3.18
		222.35	224	1.65	5.41
	Including	222.35	223	0.65	12.40
BMU-25-005	Geotechnical hole; no significant assays
BMU-25-006	Geotechnical hole; not sampled
BMU-25-007		0.75	1.25	0.5	7.05
		30	33.55	3.55	7.98
	Including	30	30.5	0.5	6.28
	and	31.8	32.35	0.55	42.50
		76.2	76.7	0.5	4.50
		90.55	93.3	2.75	3.40
	Including	90.55	91.05	0.5	3.75
	and	92.75	93.3	0.55	13.50
		99.35	102.7	3.35	6.32
	Including	99.35	99.9	0.55	12.60
	and	99.9	100.5	0.6	10.55
	and	102.2	102.7	0.5	15.75
		106.85	110.1	3.25	5.08
	Including	109.5	110.1	0.6	25.40
		118.25	122.85	4.6	7.07
	Including	118.25	118.8	0.55	33.50
	and	122	122.85	0.85	15.90
		129.65	130.15	0.5	9.55
		144.55	145.05	0.5	3.06
		188	188.5	0.5	4.58
		243.45	243.95	0.5	57.60
BMU-25-008		0.85	1.95	1.1	10.09
	Including	0.85	1.35	0.5	4.93
	and	1.35	1.95	0.6	14.38
		40.35	41.05	0.7	5.37
BMU-25-009	No significant assays
BMU-25-010a	Hole abandoned
BMU-25-010		1.25	1.75	0.5	9.95
		20.35	21	0.65	4.77
		26.85	27.4	0.55	8.04
		36	37.2	1.2	3.99
	Including	36	36.5	0.5	3.94
	and	36.5	37.2	0.7	4.02
BMU-25-011		0.7	1.75	1.05	4.03
	Including	0.7	1.25	0.55	3.65
	and	1.25	1.75	0.5	4.46
		19.75	20.25	0.5	3.71
BMU-25-012		0.7	1.25	0.55	8.27
		24.3	25.45	1.15	16.11
	Including	24.85	25.45	0.6	28.18
		28.65	29.2	0.55	4.77
		30.35	30.9	0.55	3.58
BMU-25-013		0.7	2.35	1.65	3.24
	Including	0.7	1.3	0.6	4.77
		19.25	19.75	0.5	3.40
		22.5	23	0.5	40.00
		27.5	33.5	6	3.24
	Including	29.9	30.4	0.5	4.42
	and	30.4	30.9	0.5	21.73
	and	32.06	32.6	0.54	7.76
BMU-25-014		8.65	9.15	0.5	7.16
		30.7	36.6	5.9	8.37
	Including	30.7	31.2	0.5	5.74
	and	31.2	31.75	0.55	10.02
	and	31.75	32.25	0.5	50.24
	and	33.35	33.85	0.5	15.97
	and	35.1	35.6	0.5	6.88
	and	36.1	36.6	0.5	6.41
BMU-25-015		22.75	24	1.25	18.10
	Including	22.75	23.25	0.5	40.65
	and	23.25	24	0.75	3.06
BMU-25-016		33.95	39	5.05	4.28
	Including	35.5	36.25	0.75	14.55
	and	36.25	36.8	0.55	8.05
	and	38.3	39	0.7	5.35
BMU-25-017		22.35	24.35	2	8.93
	Including	23.35	23.85	0.5	12.74
	and	23.85	24.35	0.5	21.68
		30	33.45	3.45	12.44
	Including	30	30.5	0.5	4.93
	and	32.95	33.45	0.5	79.17
		35.4	35.9	0.5	3.75
BMU-25-018		8.5	9	0.5	11.87
		27.35	32.65	5.3	3.07
	Including	28.2	28.8	0.6	11.62
	and	29.7	30.3	0.6	9.01
	and	32.15	32.65	0.5	5.72
		40.75	41.25	0.5	5.41
BMU-25-019		25.15	25.65	0.5	12.77
		29.15	31	1.85	8.85
	Including	29.95	30.45	0.5	28.45
		33.85	39.6	5.75	7.23
	Including	36.25	36.75	0.5	13.32
	and	37.75	38.25	0.5	3.31
	and	38.25	38.75	0.5	61.18
BMU-25-020		28.6	29.15	0.55	3.13
		29.75	30.4	0.65	3.85
		37.8	39	1.2	3.75
	Including	37.8	38.45	0.65	4.51
		42.4	43.7	1.3	5.18
	Including	42.9	43.7	0.8	7.87
BMU-25-021		28	31.9	3.9	6.06
	Including	29.3	30.2	0.9	4.09
	and	30.2	30.85	0.65	23.06
BMU-25-022		37	41.5	4.5	4.36
	Including	40.5	41.5	1	15.80
		45.9	46.5	0.6	4.94
BMU-25-023		1.95	2.45	0.5	29.93
		37.5	38	0.5	3.31
		39	40	1	3.64
		51.35	51.95	0.6	13.43
		56.95	57.45	0.5	5.19
		66.5	67.1	0.6	8.15
BMU-25-024		18.8	19.3	0.5	5.66
		42.4	46.9	4.5	3.08
	Including	42.4	42.9	0.5	6.98
	and	45.7	46.4	0.7	11.57
		51.4	52	0.6	9.35
BMU-25-025		1.5	2.5	1	5.78
	Including	1.5	2	0.5	9.91
		30.7	33.1	2.4	26.23
	Including	30.7	31.2	0.5	3.39
	and	31.2	32	0.8	55.96
	and	32	32.55	0.55	29.45
		43	43.5	0.5	11.24
		51	53.1	2.1	3.70
	Including	51	51.5	0.5	11.51
BMU-25-026		2.5	3	0.5	19.25
		49.5	50.3	0.8	4.71
		54.6	61	6.4	7.06
	Including	57	57.5	0.5	75.61
	and	58.65	59.15	0.5	8.53
		74.9	75.4	0.5	7.47
BMU-25-027		28.8	29.3	0.5	14.30
		54.5	56	1.5	4.08
	Including	55.5	56	0.5	10.90
		57.5	61.5	4	3.58
	Including	57.5	58	0.5	8.96
	and	58	58.5	0.5	5.14
	and	59.5	60	0.5	6.21
	and	60	60.5	0.5	5.71
		64.3	66.5	2.2	8.78
	Including	64.3	65	0.7	8.84
	and	66	66.5	0.5	26.17
BMU-25-028		33.7	37.3	3.6	3.82
	Including	34.2	34.8	0.6	5.87
	and	35.3	35.8	0.5	14.71
		42.85	44	1.15	5.32
		48.5	49	0.5	3.03
		50.15	50.65	0.5	3.02
BMU-25-029		0	0.6	0.6	24.17
		59.5	60	0.5	4.83
		63.8	64.5	0.7	10.05
		75.3	75.8	0.5	8.33
BMU-25-030		30	31.5	1.5	3.01
		61.7	62.2	0.5	3.23
		72.5	75.5	3	4.45
	Including	72.5	73	0.5	22.08
	and	75	75.5	0.5	3.22
BMU-25-031		43.25	43.75	0.5	4.76
		47.75	49.15	1.4	3.23
	Including	47.75	48.6	0.85	4.86
		54	54.5	0.5	8.88
		60.85	61.35	0.5	14.66
		71.9	72.4	0.5	4.35
BMU-25-032		28.5	29.2	0.7	4.69
		38.1	39.6	1.5	8.72
	Including	39.1	39.6	0.5	25.07
		43.4	44.15	0.75	7.15
		57.5	60.55	3.05	57.29
	Including	57.5	58.5	1	23.77
	and	58.5	59	0.5	238.20
	and	59.95	60.55	0.6	52.57
		79.95	81.35	1.4	23.38
BMU-25-033		26.65	27.15	0.5	3.48
		34.1	37.35	3.25	6.17
	Including	34.1	34.6	0.5	4.84
	and	36.85	37.35	0.5	34.86
		46.2	46.7	0.5	37.98
		58.5	59.05	0.55	4.17
		75.15	75.9	0.75	5.90
BMU-25-034		40.8	41.3	0.5	6.37
		54	54.6	0.6	7.25
		57.9	58.4	0.5	13.47
		72.7	73.7	1	55.74
	Including	72.7	73.2	0.5	57.15
	and	73.2	73.7	0.5	54.34
		82.15	82.65	0.5	4.05
		92.5	93	0.5	3.50
BMU-25-035		23.7	24.2	0.5	9.12
		46.15	48.6	2.45	5.05
	Including	46.15	46.65	0.5	15.10
	and	48.1	48.6	0.5	9.62
		78	78.5	0.5	42.81
		85	85.5	0.5	20.58
BMU-25-036		43.3	43.8	0.5	9.802
		57.25	58.3	1.05	14.53
	Including	57.25	57.75	0.5	29.728
BMU-25-037		22	22.5	0.5	11.07
		42.1	42.6	0.5	12.29
		63.95	64.5	0.55	8.35
		68.5	70.1	1.6	3.09
	Including	68.5	69	0.5	3.41
		72.2	72.9	0.7	3.60
		74.9	75.5	0.6	6.06
BMU-25-038		50.9	51.5	0.6	6.00
		63.95	64.5	0.55	5.23
BMU-25-039		32.5	33	0.5	3.41
BMU-25-040		91.5	92	0.5	625.95
		102.5	104.5	2	5.22
	Including	104	104.5	0.5	18.43
BMU-25-041		31.7	32.7	1	15.07
	Including	31.7	32.2	0.5	4.34
	and	32.2	32.7	0.5	25.81
		57.5	60	2.5	3.03
		59.5	60	0.5	12.95
		66.75	67.35	0.6	4.18
		80.7	81.2	0.5	4.65
BMU-25-042		68	68.5	0.5	3.39
		80.5	81.5	1	6.12
	Including	80.5	81	0.5	10.34
		84	84.81	0.81	4.63
BMU-25-043		53	56.8	3.8	3.49
	Including	53	53.5	0.5	14.88
	and	56.3	56.8	0.5	10.78
		60	64.5	4.5	5.16
	Including	60	60.5	0.5	8.43
	and	62.5	63	0.5	5.82
	and	64	64.5	0.5	30.78
BMU-25-044		21	21.5	0.5	14.66
		37.4	37.9	0.5	35.37
		43.25	43.75	0.5	5.23
		50.15	50.65	0.5	19.18
BMU-25-045		19.5	23	3.5	4.76
	Including	19.5	20	0.5	30.78
		33.05	34.5	1.45	28.55
	Including	34	34.5	0.5	80.20
		38.35	38.85	0.5	3.58
		41.5	42	0.5	5.88
		52.5	56.3	3.8	8.73
	Including	52.5	53	0.5	9.01
	and	53	53.5	0.5	9.02
	and	53.5	54	0.5	25.40
	and	55.8	56.3	0.5	22.81
		63.15	63.65	0.5	15.17
BMU-25-046		41.5	42	0.5	8.55
		62.4	65	2.6	7.55
	Including	62.4	63	0.6	31.90
		75.4	75.9	0.5	33.43
		79.5	82	2.5	8.28
	Including	79.5	80.5	1	14.01
	and	80.5	81.05	0.55	8.42
BMU-25-047		72.55	73.1	0.55	7.22
BMU-25-048		26	27.25	1.25	11.28
	Including	26.75	27.25	0.5	27.38
		68.55	69.15	0.6	11.12
		99	99.5	0.5	12.18
BMU-25-049		22	23.5	1.5	3.16
	Including	22.5	23	0.5	4.97
	and	23	23.5	0.5	3.89
		30.5	31.05	0.55	18.38
		44.5	45	0.5	19.21
		48.8	49.3	0.5	6.83
		60.85	61.45	0.6	13.33
BMU-25-050		26.95	27.5	0.55	5.98
		45.15	45.65	0.5	7.26
		55	57.5	2.5	3.02
	Including	55	55.5	0.5	3.69
	and	56	56.5	0.5	9.77
	and	61.4	62	0.6	6.50
		66.5	67	0.5	3.84
		80.2	81.2	1	13.60
		80.7	81.2	0.5	24.28
BMU-25-051		43	43.5	1	4.90
		49.8	52.5	2.70	3.99
	Including	50.8	51.4	0.60	15.76
		62.5	63	0.50	5.08
		67.5	71.15	3.65	4.49
	Including	67.5	68	0.50	24.81
	and	70	70.5	0.50	3.44
BMU-25-052		53	53.5	0.50	46.93
BMU-25-053		3	4.5	1.50	4.12
		51	53	2.00	3.28
	Including	51	51.5	0.50	10.00
		69	70	1.00	5.33
BMU-25-054		44.65	45.15	0.50	6.16
		69.5	70	0.50	18.96
BMU-25-055		23.3	23.8	0.50	4.20
		56.65	58.15	1.50	8.91
	Including	56.65	57.15	0.50	11.60
	and	57.65	58.15	0.50	14.91
BMU-25-056		45.7	50.25	4.55	3.51
	Including	45.7	46.2	0.50	7.93
	and	49.75	50.25	0.50	23.00
		68.05	70	1.95	4.03
	Including	68.05	68.55	0.50	11.74
	and	69.5	70	0.50	3.82
		80.5	81.45	0.95	7.48
BMU-25-057		103.5	105	1.50	4.45
BMU-25-058		15.5	16.6	1.10	4.87
	Including	15.5	16.1	0.60	8.47
		47	47.6	0.60	11.85
		61.4	62	0.60	8.00
		70.4	71.6	1.20	3.89
	Including	70.9	71.6	0.70	6.38
BMU-25-059		14.3	15.3	1.00	5.72
	Including	14.8	15.3	0.50	10.56
		43.5	46.7	3.20	3.21
	Including	43.5	44	0.50	9.23
	and	45	45.5	0.50	9.54
		68.1	68.6	0.50	3.51
		76.8	78	1.20	20.28
	Including	77.3	78	0.70	34.25
BMU-25-060		23.5	24	0.50	9.35
		42.5	43	0.50	4.29
		44.5	45	0.50	5.08
		52.7	53.2	0.50	4.61
		59.1	59.6	0.50	5.89
		65.8	66.3	0.50	3.92

Table 2: Length weighted assay composites and individual samples>=3.0 g/t for Lowhee Zone underground wall and face chip and rock saw channel sampling completed October 2024 – July 31, 2025.

Channel ID		From (m)	To (m)	Length (m)	Au (g/t)
UGCH00168		0.0	4.4	4.4	0.05
UGCH00169		0.0	4.2	4.2	0.09
UGCH00170		0.0	4.9	4.9	0.97
	Including	3.0	3.7	0.7	6.39
UGCH00171		0.0	4.3	4.3	0.02
UGCH00172		0.0	3.6	3.6	0.06
UGCH00173		0.0	4.1	4.1	0.14
UGCH00174		0.0	3.8	3.8	0.05
UGCH00175		0.0	4.5	4.5	0.09
UGCH00176		0.0	4.4	4.4	3.61
	Including	0.0	0.7	0.7	22.20
UGCH00177		0.0	3.2	3.2	2.38
	Including	1.0	1.5	0.5	13.98
UGCH00178		0.0	4.2	4.2	2.97
	Including	1.0	2.0	1.0	11.55
UGCH00179		0.0	4.0	4.0	0.21
UGCH00180		0.0	4.2	4.2	0.04
UGCH00181	No significant assays
UGCH00182		0.0	4.4	4.4	1.02
	Including	0.0	0.3	0.3	13.85
UGCH00183		0.0	4.6	4.6	12.23
	Including	0.0	0.8	0.8	69.95
UGCH00184		0.0	3.8	3.8	0.10
UGCH00185		0.0	4.0	4.0	0.33
UGCH00186		0.0	4.2	4.2	0.07
UGCH00187		0.0	5.2	5.2	0.51
UGCH00188		0.0	3.6	3.6	0.99
	Including	0.0	1.0	1.0	3.49
UGCH00189		0.0	3.8	3.8	22.01
	Including	0.8	1.6	0.8	104.37
UGCH00190		0.0	3.3	3.3	0.05
UGCH00191		0.0	3.9	3.9	1.80
	Including	3.0	3.9	0.9	7.76
UGCH00192		0.0	4.5	4.5	3.30
		1.4	2.4	1.0	14.59
UGCH00193		0.0	4.2	4.2	5.81
	Including	2.2	3.3	1.1	20.66
UGCH00194		0.0	4.0	4.0	0.29
UGCH00195		0.0	4.0	4.0	1.10
	Including	0.0	1.2	1.2	3.23
UGCH00196		0.0	4.0	4.0	0.81
	Including	0.0	1.0	1.0	3.22
UGCH00197		0.0	4.3	4.3	0.05
UGCH00198		0.0	4.5	4.5	0.02
UGCH00199		0.0	3.8	3.8	0.01
UGCH00200		0.0	3.9	3.9	0.27
UGCH00201		0.0	3.7	3.7	0.02
UGCH00202		0.0	3.0	3.0	0.01
UGCH00203		0.0	3.8	3.8	0.02
UGCH00204		0.0	3.8	3.8	0.03
UGCH00205		0.0	2.8	2.8	0.66
UGCH00206		0.0	2.7	2.7	0.88
UGCH00207		0.0	5.6	5.6	0.02
UGCH00208		0.0	5.8	5.8	0.03
UGCH00209		0.0	6.0	6.0	0.18
UGCH00210		0.0	5.2	5.2	3.02
	Including	0.0	1.0	1.0	9.87
	and	4.0	5.2	1.2	3.13
UGCH00211		0.0	5.5	5.5	0.06
UGCH00212		0.0	5.9	5.9	0.13
UGCH00213		0.0	6.5	6.5	3.32
	Including	0.0	1.0	1.0	13.52
	and	5.5	6.5	1.0	7.77
UGCH00214	No significant assays
UGCH00215	No significant assays
UGCH00216	No significant assays
UGCH00217	No significant assays
UGCH00218		0.0	0.1	0.1	22.95
	Including	0.0	0.1	0.1	22.95
UGCH00219		0.0	4.5	4.5	3.09
	Including	3.3	4.0	0.8	16.06
UGCH00220		0.0	4.2	4.2	2.37
	Including	0.5	1.0	0.5	17.45
UGCH00221	No significant assays	0.0	10.0	10.0	0.23
UGCH00222	No significant assays	0.0	9.7	9.7	0.33
UGCH00223	No significant assays	6.0	7.0	1.0	10.64
UGCH00224	No significant assays	0.0	20.0	20.0	0.13
UGCH00225	No significant assays	0.0	7.0	7.0	0.06
UGCH00226		1.0	2.0	1.0	11.12
		12.0	13.0	1.0	9.69
UGCH00227		0.0	4.6	4.6	0.01
UGCH00228		0.0	6.4	6.4	0.41
UGCH00229		0.0	5.5	5.5	0.01
UGCH00230		0.0	4.2	4.2	0.96
	Including	1.9	2.4	0.5	7.36
UGCH00231		0.0	3.9	3.9	0.17
UGCH00232		0.0	4.5	4.5	0.50
UGCH00233		0.0	2.7	2.7	1.77
	Including	1.4	1.9	0.5	9.45
UGCH00234		0.0	4.0	4.0	0.81
UGCH00235		0.0	3.0	3.0	0.01
UGCH00236		0.0	4.2	4.2	6.25
	Including	1.7	2.7	1.0	12.64
	and	2.7	3.6	0.9	13.62
UGCH00237		0.0	3.4	3.4	0.64
	Including	2.8	3.4	0.6	3.49
UGCH00238		0.0	4.2	4.2	3.38
	Including	3.5	4.2	0.7	12.42
UGCH00239		0.0	4.0	4.0	3.47
	Including	1.5	2.5	1.0	8.65
	and	3.2	4.0	0.8	6.28
UGCH00240		0.0	4.7	4.7	1.24
	Including	3.5	4.7	1.2	3.26
UGCH00241		0.0	2.5	2.5	5.36
	Including	0.0	1.0	1.0	10.15
	and	1.0	2.0	1.0	3.17
UGCH00242		0.0	4.5	4.5	1.15
	Including	3.5	4.5	1.0	3.19
UGCH00243		0.0	3.7	3.7	4.14
	Including	0.0	1.0	1.0	7.65
	and	2.5	3.7	1.2	6.07
UGCH00244		0.0	4.3	4.3	1.09
UGCH00245		0.0	4.2	4.2	4.22
	Including	1.5	2.7	1.2	7.51
	and	2.7	4.2	1.5	4.86
UGCH00246		0.0	4.4	4.4	4.82
	Including	0.0	0.8	0.8	25.22
UGCH00247		0.0	4.1	4.1	0.86
	Including	0.0	0.5	0.5	5.29
UGCH00248		0.0	0.5	0.5	10.46
UGCH00249		0.0	0.9	0.9	7.58
UGCH00250		0.0	0.9	0.9	4.92
UGCH00251		0.0	0.5	0.5	3.01
UGCH00252		0.0	1.2	1.2	16.35
UGCH00253		0.0	1.0	1.0	4.22
UGCH00254		0.0	1.5	1.5	8.70
UGCH00255		0.0	0.5	0.5	24.64
UGCH00256		0.0	0.5	0.5	8.45

Table 3: Underground diamond drillhole collar locations, drillhole orientations, and max depths. Negative dips point down.

Drillhole ID	Mine Location	Northing (UTM z12N)	Easting (UTM z12N)	Elevation (m)	Dip	Azimuth	Depth (m)	Prospect	Program Type
BMU-24-001	L1260-MA	596598.8	5882916.5	1267.6	1.0	273	110.5	LZ	Infill
BMU-24-002	L1260-MA	596599.1	5882916.2	1267.6	2.0	266	120.0	LZ	Infill
BMU-24-003	L1260-MA	596598.9	5882916.6	1267.9	10.0	277.5	117.0	LZ	Infill
BMU-24-004	L1260-MA	596599.0	5882916.4	1267.9	8.5	267.17	110.5	LZ	Infill
BMU-24-005	L1260-MA	596599.3	5882915.9	1267.7	3.0	263	147.0	LZ	Infill
BMU-24-006	L1260-MA	596599.3	5882915.7	1267.8	5.5	258.5	105.0	LZ	Infill
BMU-24-007	L1290-ORE	596492.0	5882885.1	1290.2	-8.0	142	141.0	LZ	Infill
BMU-24-008	L1290-ORE	596491.8	5882884.9	1289.9	-16.0	140	140.0	LZ	Infill
BMU-25-001	L1290-RMK	596532.3	5883011.8	1282.1	-4.0	279.5	333.0	CM	Exploration
BMU-25-002	L1290-RMK	596533.3	5883011.0	1282.5	-17.0	259.0	145.7	LZ	Infill
BMU-25-003	L1290-RMK	596534.2	5883013.2	1282.4	-1.0	320.0	303.0	CM	Exploration
BMU-25-004	L1290-RMK	596492.1	5882885.7	1289.1	-41.0	118.0	250.0	LZ	Exploration
BMU-25-005	C1300	596436.4	5883381.1	1283.8	40.0	320.0	48.0	LZ	Geotechnical
BMU-25-006	C1300	596436.5	5883381.1	1282.8	7.0	320.0	75.0	LZ	Geotechnical
BMU-25-007	L1260-SMP	596529.0	5882824.1	1256.7	3.0	135.0	275.0	LZ	Infill / Exploration
BMU-25-008	L1260-SMP	596529.6	5882824.8	1256.5	-1.0	108.0	45.0	LZ	Infill
BMU-25-009	L1260-SMP	596529.6	5882824.9	1256.8	5.5	108.0	45.0	LZ	Infill
BMU-25-010	L1260-SMP	596529.6	5882824.8	1256.6	-1.0	114.5	42.0	LZ	Infill
BMU-25-010a	L1260-SMP	596529.4	5882824.6	1256.6	-1.0	114.5	6.0	LZ	Infill
BMU-25-011	L1260-SMP	596529.5	5882824.8	1256.7	5.5	114.5	42.0	LZ	Infill
BMU-25-012	L1260-SMP	596529.5	5882824.6	1256.4	-0.5	121.0	42.0	LZ	Infill
BMU-25-013	L1260-SMP	596529.3	5882824.7	1256.7	6.0	121.0	42.0	LZ	Infill
BMU-25-014	L1260-SMP	596529.3	5882824.5	1256.5	-0.5	127.5	48.0	LZ	Infill
BMU-25-015	L1260-SMP	596529.4	5882824.7	1256.7	6.0	127.5	42.0	LZ	Infill
BMU-25-016	L1260-SMP	596529.3	5882824.3	1256.5	-0.5	134.0	42.0	LZ	Infill
BMU-25-017	L1260-SMP	596529.3	5882824.4	1256.8	6.0	134.0	42.0	LZ	Infill
BMU-25-018	L1260-SMP	596529.1	5882824.1	1256.4	-0.5	140.0	45.0	LZ	Infill
BMU-25-019	L1260-SMP	596529.0	5882824.1	1256.7	6.0	140.0	42.0	LZ	Infill
BMU-25-020	L1260-SMP	596528.9	5882823.9	1256.5	-0.5	146.0	45.0	LZ	Infill
BMU-25-021	L1260-SMP	596528.8	5882824.0	1256.7	6.0	146.0	45.0	LZ	Infill
BMU-25-022	L1260-SMP	596528.9	5882823.9	1255.9	-17.5	146.0	72.0	LZ	Infill
BMU-25-023	L1260-SMP	596528.4	5882824.1	1256.2	-15.0	159.0	81.0	LZ	Infill
BMU-25-024	L1260-SMP	596528.9	5882824.1	1256.4	-1.0	159.0	78.4	LZ	Infill
BMU-25-025	L1260-SMP	596528.7	5882824.1	1257.1	18.0	159.0	78.0	LZ	Infill
BMU-25-026	L1260-SMP	596528.5	5882823.6	1256.1	-12.0	166.0	87.0	LZ	Infill
BMU-25-027	L1260-SMP	596528.4	5882823.8	1256.5	1.5	166.0	87.0	LZ	Infill
BMU-25-028	L1260-SMP	596528.4	5882823.8	1257.1	15.0	166.0	87.0	LZ	Infill
BMU-25-029	L1260-SMP	596528.1	5882823.8	1257.0	12.5	175.0	98.0	LZ	Infill
BMU-25-030	L1260-SMP	596528.2	5882823.6	1256.5	1.5	175.0	95.0	LZ	Infill
BMU-25-031	L1260-SMP	596528.2	5882823.6	1256.1	-10.0	175.0	95.0	LZ	Infill
BMU-25-032	L1290-ORE	596489.2	5882888.8	1289.6	20.0	245.0	120.0	LZ	Infill
BMU-25-033	L1290-ORE	596488.1	5882888.3	1290.0	14.0	245.0	106.0	LZ	Infill
BMU-25-034	L1290-ORE	596488.9	5882888.7	1289.9	7.0	245.0	96.0	LZ	Infill
BMU-25-035	L1290-ORE	596488.7	5882888.6	1290.0	-1.0	245.0	90.0	LZ	Infill
BMU-25-036	L1290-ORE	596488.6	5882888.5	1290.1	-11.0	245.0	81.0	LZ	Infill
BMU-25-037	L1290-ORE	596488.3	5882888.4	1290.1	-20.0	245.0	84.0	LZ	Infill
BMU-25-038	L1290-ORE	596488.6	5882888.5	1290.3	-30.0	245.0	87.0	LZ	Infill
BMU-25-039	L1290-ORE	596488.6	5882888.5	1290.5	-45.0	245.0	87.0	LZ	Infill
BMU-25-040	L1290-ORE	596488.6	5882888.5	1289.8	23.0	250.0	118.5	LZ	Infill
BMU-25-041	L1290-ORE	596489.0	5882888.6	1289.8	16.0	250.0	99.5	LZ	Infill
BMU-25-042	L1290-ORE	596489.0	5882888.6	1290.0	8.0	250.0	84.8	LZ	Infill
BMU-25-043	L1290-ORE	596488.1	5882888.3	1290.0	-1.0	250.0	78.0	LZ	Infill
BMU-25-044	L1290-ORE	596488.1	5882888.3	1290.0	-14.0	250.0	79.5	LZ	Infill
BMU-25-045	L1290-ORE	596488.1	5882888.3	1290.0	-25.5	250.0	79.5	LZ	Infill
BMU-25-046	L1290-ORE	596488.1	5882888.3	1290.0	-36.0	250.0	82.0	LZ	Infill
BMU-25-047	L1290-ORE	596488.4	5882888.4	1290.3	-47.0	250.0	90.0	LZ	Infill
BMU-25-048	L1290-ORE	596488.6	5882888.4	1289.8	24.5	256.0	108.0	LZ	Infill
BMU-25-049	L1290-ORE	596488.3	5882888.4	1289.9	16.0	256.0	93.0	LZ	Infill
BMU-25-050	L1290-ORE	596488.1	5882888.3	1290.0	7	256.0	93.0	LZ	Infill
BMU-25-051	L1290-ORE	596488.1	5882888.2	1290.0	-3	256.0	76.5	LZ	Infill
BMU-25-052	L1290-ORE	596488.1	5882888.3	1290.0	-18.5	256.0	76.5	LZ	Infill
BMU-25-053	L1290-ORE	596488.3	5882888.3	1290.0	-29	256.0	87.0	LZ	Infill
BMU-25-054	L1290-ORE	596488.0	5882888.3	1289.1	-40.0	256.0	84.0	LZ	Infill
BMU-25-055	L1290-ORE	596488.4	5882888.6	1291.1	28.0	265.0	104.5	LZ	Infill
BMU-25-056	L1290-ORE	596488.0	5882888.5	1290.1	-2.0	265.0	82.5	LZ	Infill
BMU-25-057	L1290-ORE	596488.6	5882888.8	1291.5	31.0	280.0	115.7	LZ	Infill
BMU-25-058	L1290-ORE	596488.1	5882888.8	1290.6	16.0	280.0	103.5	LZ	Infill
BMU-25-059	L1290-ORE	596488.3	5882888.9	1290.1	-3.0	280.0	84.0	LZ	Infill
BMU-25-060	L1290-ORE	596488.3	5882888.9	1289.7	-20.0	280.0	81.0	LZ	Infill

Table 4: Lowhee Zone – Underground locations of wall and face chip and rock saw channel samples.

Channel ID	Mine Location	Easting (UTM Z 12N)	Northing (UTM Z 12N)	Elevation (m)	Length (m)	Azimuth	Year Sampled	Type
UGCH00168	1290-ORE-000	596526.5	5882944.2	1288.21	4.4	303	2024	Face Chip
UGCH00169	1290-ORE-000	596524.2	5882940.1	1288.86	4.2	303	2024	Face Chip
UGCH00170	1290-ORE-000	596520.7	5882934.5	1288.506	4.9	303	2024	Face Chip
UGCH00171	1290-ORE-000	596518.6	5882931.6	1288.991	4.3	303	2024	Face Chip
UGCH00172	1290-ORE-000	596516.7	5882928.7	1288.9	3.6	301	2024	Face Chip
UGCH00173	1290-ORE-000	596515.6	5882926.2	1288.91	4.1	301	2024	Face Chip
UGCH00174	1290-ORE-000	596513.7	5882922.1	1288.895	3.8	301	2024	Face Chip
UGCH00175	1290-ORE-000	596512.3	5882919.0	1289.167	4.5	301	2024	Face Chip
UGCH00176	1290-ORE-000	596510.7	5882914.2	1289.37	4.4	295	2024	Face Chip
UGCH00177	1290-ORE-000	596511.7	5882917.3	1289.4	3.2	206	2024	Wall Chip Select
UGCH00178	1290-ORE-000	596509.1	5882912.2	1288.767	4.2	292	2024	Face Chip
UGCH00179	1290-ORE-000	596506.5	5882908.5	1289.067	4	302	2024	Face Chip
UGCH00180	1290-ORE-000	596504.9	5882905.1	1289.713	4.2	300	2024	Face Chip
UGCH00181	1290-ORE-000	596505.5	5882906.7	1289.694	1.7	209	2024	Wall Chip
UGCH00182	1290-ORE-000	596503.0	5882902.0	1289.197	4.4	298	2024	Face Chip
UGCH00183	1290-ORE-000	596501.0	5882898.4	1289.6	4.6	300	2024	Face Chip
UGCH00184	1290-ORE-000	596498.3	5882895.3	1290.54	3.8	304	2024	Face Chip
UGCH00185	1290-ORE-000	596496.4	5882892.6	1290.4	4	303	2024	Face Chip
UGCH00186	1290-ORE-000	596495.2	5882890.5	1290.5	4.2	295	2024	Face Chip
UGCH00187	1260-ORE-000	596491.4	5882884.6	1291	5.2	295	2024	Face Chip
UGCH00188	1260-ORE-000	596522.8	5882930.9	1259.3	3.6	292	2024	Face Chip
UGCH00189	1260-ORE-000	596521.8	5882928.0	1259.83	3.8	292.55	2024	Face Chip
UGCH00190	1260-ORE-000	596520.5	5882924.9	1259.66	3.4	292	2024	Face Chip
UGCH00191	1260-ORE-000	596520.4	5882921.3	1259.31	3.9	290	2024	Face Chip
UGCH00192	1260-ORE-000	596518.1	5882914.0	1260.07	4.5	290	2024	Face Chip
UGCH00193	1260-ORE-000	596515.8	5882910.8	1260	4.2	301	2024	Face Chip
UGCH00194	1260-ORE-000	596513.3	5882908.2	1259.81	4	302.5	2024	Face Chip
UGCH00195	1260-ORE-000	596510.9	5882905.5	1260.02	4	305.5	2024	Face Chip
UGCH00196	1260-ORE-000	596508.6	5882903.1	1259.93	4	305.5	2024	Face Chip
UGCH00197	1260-ORE-000	596507.1	5882900.7	1259.9	4.3	309.5	2024	Face Chip
UGCH00198	1260-ORE-000	596504.7	5882897.9	1259.97	4.5	306.2	2024	Face Chip
UGCH00199	1260-ORE-000	596502.4	5882895.1	1260.02	3.8	304.8	2024	Face Chip
UGCH00200	1260-ORE-000	596500.0	5882892.0	1260.3	3.9	310	2024	Face Chip
UGCH00201	1260-ORE-000	596528.1	5882941.6	1259.09	4.7	295	2024	Face Chip
UGCH00202	1260-ORE-SLASH-000	596523.6	5882934.5	1288.7	3	275	2024	Face Chip
UGCH00203	1260-ORE-SLASH-000	596522.3	5882931.8	1288.75	3.8	275	2024	Face Chip
UGCH00204	1260-ORE-SLASH-000	596520.8	5882928.0	1289.9	3.8	282	2024	Face Chip
UGCH00205	1260-ORE-SLASH-000	596517.9	5882924.9	1289.83	2.8	280	2024	Face Chip
UGCH00206	1260-ORE-SLASH-000	596516.6	5882921.7	1289.8	2.7	270	2024	Face Chip
UGCH00207	1260-ACC-001	596546.2	5882868.0	1259.705	5.6	300	2024	Face Chip
UGCH00208	1260-ACC-001	596543.0	5882862.4	1259.114	5.8	300	2024	Face Chip
UGCH00209	1260-ACC-001	596541.9	5882860.5	1258.492	6	300	2024	Face Chip
UGCH00210	1260-ACC-001	596539.5	5882856.7	1259.258	5.2	301	2024	Face Chip
UGCH00211	1260-ACC-001	596535.9	5882851.1	1257.247	5.5	301	2024	Face Chip
UGCH00212	1260-ACC-001	596532.6	5882845.7	1256.52	5.9	301	2024	Face Chip
UGCH00213	1260-ACC-001	596529.4	5882837.7	1256.4	6.5	298	2025	Face Chip
UGCH00214	1260-WHL-000	596523.9	5882840.6	1257.4	4	130	2025	Wall Chip
UGCH00215	1260-EHL	596527.4	5882838.5	1256.8	2.5	105	2025	Wall Chip
UGCH00216	1260-EHL	596529.3	5882837.3	1256.8	8	125	2025	Wall Chip
UGCH00217	1260-EHL	596536.4	5882833.4	1256.7	1.5	130	2025	Wall Chip
UGCH00218	1260-MA	596530.0	5882854.0	1257.6	0.1	0	2025	Select
UGCH00219	1260-SMP	596530.7	5882826.0	1256.06	4.5	300	2025	Face Chip
UGCH00220	1260-SMP	596528.9	5882823.0	1256	4.2	300	2025	Face Chip
UGCH00221	1260-WHL	596523.5	5882840.8	1256.77	10	301.7	2025	Wall Chip
UGCH00222	1260-WHL	596526.0	5882844.8	1256	9.7	300	2025	Wall Chip
UGCH00223	1260-EHL	596531.0	5882842.7	1256.5	10	126	2025	Wall Chip
UGCH00224	1260-EHL	596539.0	5882836.8	1256	20	120	2025	Wall Chip
UGCH00225	1260-EHL	596555.7	5882828.0	1256	7	120	2025	Wall Chip
UGCH00226	1260-EHL	596535.0	5882834.0	1256	28.5	120	2025	Wall Chip
UGCH00227	1260-WHL	596511.8	5882847.8	1256.4	4.6	15	2025	Face Chip
UGCH00228	1260-ORE-002	596565.4	5882814.4	1256.548	6.4	303	2025	Face Rock Saw Channel
UGCH00229	1260-ORE-002	596565.3	5882814.4	1259.451	5.5	304	2025	Face Rock Saw Channel
UGCH00230	1260-ORE-002	596563.4	5882813.2	1256.887	4.2	303	2025	Face Rock Saw Channel
UGCH00231	1260-ORE-002	596563.5	5882813.2	1258.944	3.85	303	2025	Face Rock Saw Channel
UGCH00232	1260-ORE-002	596562.9	5882811.0	1257.052	4.5	303	2025	Face Rock Saw Channel
UGCH00233	1260-ORE-002	596562.2	5882811.4	1260.157	2.7	303	2025	Face Rock Saw Channel
UGCH00234	1260-ORE-002	596562.1	5882809.1	1257.09	4	303	2025	Face Rock Saw Channel
UGCH00235	1260-ORE-002	596561.7	5882809.3	1259.264	3	303	2025	Face Rock Saw Channel
UGCH00236	1260-ORE-002	596561.3	5882807.1	1257.368	4.2	303	2025	Face Rock Saw Channel
UGCH00237	1260-ORE-002	596561.3	5882807.1	1260.791	3.4	303	2025	Face Rock Saw Channel
UGCH00238	1260-ORE-002	596560.2	5882805.3	1257.465	4.2	302	2025	Face Rock Saw Channel
UGCH00239	1260-ORE-002	596560.2	5882805.3	1259.582	4	302	2025	Face Rock Saw Channel
UGCH00240	1260-ORE-002	596559.3	5882803.9	1257.756	4.7	303	2025	Face Rock Saw Channel
UGCH00241	1260-ORE-002	596558.3	5882804.4	1259.289	2.5	303	2025	Face Rock Saw Channel
UGCH00242	1260-ORE-002	596558.4	5882802.4	1257.791	4.5	303	2025	Face Rock Saw Channel
UGCH00243	1260-ORE-002	596558.1	5882802.5	1259.857	3.7	303	2025	Face Rock Saw Channel
UGCH00244	1260-ORE-002	596557.0	5882800.8	1257.615	4.3	303	2025	Face Rock Saw Channel
UGCH00245	1260-ORE-002	596557.1	5882800.7	1259.698	4.2	303	2025	Face Rock Saw Channel
UGCH00246	1260-ORE-002	596556.0	5882799.1	1257.685	4.4	302	2025	Face Rock Saw Channel
UGCH00247	1260-ORE-002	596556.0	5882799.1	1259.696	4.1	302	2025	Face Rock Saw Channel
UGCH00248	1260-ORE-002	596558.4	5882810.4	1257.9	0.5	210	2025	Channel Select
UGCH00249	1260-ORE-002	596557.8	5882809.5	1258	0.9	210	2025	Channel Select
UGCH00250	1260-ORE-002	596557.2	5882808.4	1258.2	0.9	210	2025	Channel Select
UGCH00251	1260-ORE-002	596556.8	5882807.7	1258.5	0.5	210	2025	Channel Select
UGCH00252	1260-ORE-002	596556.0	5882806.0	1258.18	1.2	210	2025	Channel Select
UGCH00253	1260-ORE-002	596555.7	5882806.0	1257.83	1	210	2025	Channel Select
UGCH00254	1260-ORE-002	596554.4	5882803.9	1257.88	1.5	210	2025	Channel Select
UGCH00255	1260-ORE-002	596563.5	5882812.2	1256.71	0.5	210	2025	Channel Select
UGCH00256	1260-ORE-002	596563.6	5882812.3	1257.4	0.5	210	2025	Channel Select

ABOUT LOWHEE ZONE

Geological mapping and geochemical sampling were carried out on Barkerville Mountain from 2017-2018, with the Lowhee Zone identified as a high-priority drill target.

In 2019, two southeast-oriented stratigraphic and 22 northwest-southeast oriented drillholes (8,337.0 m) were drilled at the Lowhee Zone. The drilling successfully identified auriferous quartz-carbonate veins at similar orientations to those observed elsewhere on the Cariboo Gold project. Initial 3D geological modelling and resource estimation commenced, and further drilling was recommended.

In 2020, 24 northwest-oriented diamond drillholes (10,144.5 m) were drilled. The focus of the exploration program was to test the extent of mineralization along the down-dip and northeast strike-extent of veining. An internal resource estimation of the Lowhee deposit was completed. Further drilling was recommended to grow the confidence of the resource.

In 2021, a total of 94 diamond drillholes (29,449.1 m) were drilled. The focus of drilling was to delineate, and infill modelled veins with 25 m spacing. BGM’s resource modelling team produced a mineral resource estimate, and the collection of a bulk sample was recommended.

In 2022, a total of 27 diamond drillholes (6,563.90 m) were drilled. There were two main goals with this drill program. The first goal was to infill a potential bulk sample location achieving category conversion from indicated (25 m spacing) to measured (12.5 m spacing). The second goal was to continue to delineate and infill modelled veins with 25 m spacing.

Lowhee Zone access is through Cow portal on the northwestern flank of Barkerville Mountain (Figure 1 and Figure 3) Cow portal construction was completed in Q4 2024 and development of the underground ramp into the Lowhee zone commenced in Q1 2025. Approximately 350 m of development has been advanced within the Lowhee Zone deposit at the 1,290 and 1,260-elevation levels since completion of the main access ramp. The probable mineral reserves estimate for the Lowhee Zone includes 104,491 ounces of contained Au (923,162 tonnes grading 3.52 g/t Au) and represents approximately 5% of the total contained gold in the estimated probable mineral reserves for the Cariboo Gold Project.

ABOUT CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company’s land package includes 443 mineral titles and covers an approximate 77-kilometre strike of highly prospective exploration targets extending northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.07 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.60 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.86 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves.

Technical Reports

Information relating to the Cariboo Gold Project and the 2025 FS on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as in its entirety, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Eryn Doyle, P. Geo., Senior Exploration Manager of Osisko Development, a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Quality Assurance (QA) – Quality Control (QC)

All drill core samples, once received from the drill and processed, are sawn in half, labelled and bagged. The remaining drill core is subsequently stored on site at a secured facility in Wells, B.C., Canada, with the exception of 615 m of core drilled from the L1260 Sump for which the second half of the drill core was also bagged and sent to the lab for analysis. This extra data was logged and stored as FIELD DUP samples. Numbered security tags are applied to lab shipments for chain of custody requirements. All material retrieved in chip and channel sampling is bagged for assay. Quality control (QC) samples are inserted at regular intervals in the sample stream for both diamond drilling and underground chip and channel sampling, including blanks and reference materials with all sample shipments to monitor laboratory performance.

Drill core and underground chip and channel samples are submitted to MSALABS's analytical facility in Prince George, B.C., Canada, for preparation and analysis. The MSALABS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is dried, crushed, and split into sealed containers. Analysis for gold is by gamma ray analysis using the Chrysos Photon Assay (PA1408X). Samples are bombarded with gamma rays and the resulting signal is sent to the detectors.

Alternatively, drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000-gram screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

Early program underground chip samples (UGCH00168 – UGCH00187) were transported to the Company’s nearby QR Mill Site complex for preparation and analysis at the internal QR Laboratory facilities. The Company's QR Mill Laboratory is not a certified analytical laboratory, but the facility is managed by a qualified Chief Assayer and certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance. Samples are dried, crushed to 2.0-2.4 mm and a 200 g split is taken. The split is pulverized, and a 20 g Fire Assay with Atomic Absorption Spectroscopy (AAS) finish is completed to determine gold grades, reported in g/t. All samples herein that were initially processed at the QR Mill Laboratory were subsequently sent to ALS Geochemistry’s North Vancouver facility for reanalysis with higher grade (> 3.0 g/t) run to extinction for more robust validation.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", "objective", "strategy", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements relating to the prospectivity of exploration in the Lowhee Zone and targets outside of the currently defined mineral resources; the results (if any) of further exploration work to define and expand mineral resources at depth; the results, timing, utility and significance of the ongoing 13,000-meter infill drill program (if any); the ability and utility of exploration work (including drilling) to inform resource modeling, mine planning, production stope design procedures and parameters, and the appropriate grid spacing for future infill drilling (if at all); the ability and timing (if at all) to complete future additional systemic grid infill drill programs; the interpretation and accuracy of structure modeling and assumptions in regard to potential resource extensions at depth (if at all); the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the ability to achieve the capital and operating costs outlined in the Cariboo Technical Report (if at all); the ability, progress and timing in respect of pre-construction activities at Cariboo including the 13,000-meter infill drill program; the contemplated work plan and activities at the Cariboo Gold Project and the timing, scope and results thereof and associated costs thereto; the potential impact of tariffs and other trade restrictions (if any); mineral resource category conversion; the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ongoing advancement of the deposits on the Company's properties; sustainability and environmental impacts of operations at the Company's properties; gold prices; the Project being shovel-ready; the costs required to advance the Company's properties; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the profitability (if at all) of the Company's operations; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2024 as well as the financial statements and MD&A for the year ended December 31, 2024 and quarter ended June 30, 2025, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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